UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

The Bon-Ton Stores, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09776J101
(CUSIP Number)
Byron L. Bergren
331 W. Wisconsin Avenue
Milwaukee, Wisconsin 53203
414-347-1152
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09776J101

1	NAMES OF REPORTING PERSONS Byron L. Bergren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,075,613

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		575,613

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,075,613

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09776J101
ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Bon-Ton Stores, Inc. (the “Issuer”), whose principal executive offices are located at 2801 E. Market Street, York, Pennsylvania 17402.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is filed by Byron L. Bergren.
(b) The business address for Mr. Bergren is 331 W. Wisconsin Avenue, Milwaukee, Wisconsin 53203.
(c) Mr. Bergren is the President and Chief Executive Officer of Issuer.
(d) and (e) During the last five years, Mr. Bergren (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Bergren is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Prior to sixty days before March 25, 2009, Mr. Bergren held (i) 81,714 shares of Common Stock, (ii) 421,605 shares of restricted Common Stock, 35,102 of which were subject to time vesting and 386,503 of which were subject to performance based vesting, (iii) an immediately exercisable option to acquire 125,000 shares of Common Stock at an exercise price of $13.05, which expires on August 23, 2014, (iv) an immediately exercisable option to acquire 62,000 shares of Common Stock at an exercise price of $20.44, which expires on July 6, 2012; and (v) an option to acquire 33,000 shares of Common Stock at an exercise price of $20.44, which was to vest on July 6, 2009 and expires on July 6, 2012.
On January 31, 2009, 14,454 shares of Mr. Bergren’s restricted Common Stock subject to time vesting vested.
On March 10, 2009, 203,576 shares of Mr. Bergren’s restricted Common Stock subject to performance vesting were cancelled upon a determination by the Issuer’s Human Resource and Compensation Committee that the performance requirements for fiscal year 2008 had not been achieved.
On March 25, 2009, Mr. Bergren was issued 200,000 shares of restricted Common Stock subject to vesting 50% on February 1, 2010 and 50% on February 1, 2011, provided that Mr. Bergren is still an employee of the Issuer.
Also on March 25, 2009, Mr. Bergren was issued 200,000 shares of restricted Common Stock subject to performance vesting, of which will vest, in whole or in part, based on the achievement of the performance targets for fiscal year 2009.
On July 6, 2009, Mr. Bergren’s option to acquire 33,000 shares of Common Stock at an exercise price of $20.44 vested, and expires on July 6, 2012.
On January 31, 2010, Mr. Bergren was issued 200,000 shares of restricted Common Stock subject to time vesting, 100% of which will vest on February 5, 2012 provided that Mr. Bergren is still an employee of the Issuer.
On January 31, 2010, Mr. Bergren was issued 200,000 shares of Common Stock subject to performance vesting, 50% of which will vest, in whole or in part, on January 29, 2011 based upon the achievement of one or more specified performance targets for fiscal year 2010, and 50% of which will vest, in whole or in part, on January 28, 2012 based upon the achievement of one or more specified performance targets for fiscal year 2011.
On February 1, 2010, 100,000 shares of restricted Common Stock, originally issued on March 25, 2009 subject to time vesting, vested. In connection with this vesting, Mr. Bergren forfeited 44,381 shares to settle tax withholding requirements and received 55,619 net shares of Common Stock.

CUSIP No.	09776J101
On February 5, 2010, 20,648 shares of Mr. Bergren’s pre- March 25, 2009 shares of restricted Common Stock subject to time vesting vested. In connection with this vesting, Mr. Bergren forfeited 9,127 shares to settle tax withholding requirements and received 11,521 net shares of Common Stock.
On March 9, 2010, 164,634 shares of Mr. Bergren’s pre- March 25, 2009 shares of restricted Common Stock subject to performance vesting vested based upon the Issuer’s Human Resource and Compensation Committee’s conclusion regarding the 90% achievement of the underlying performance target for fiscal year 2009. In connection with this vesting, Mr. Bergren forfeited 18,293 shares representing 10% of the performance target unachieved and 72,769 shares to settle tax withholding requirements, receiving 91,865 net shares of Common Stock.
Also on March 9, 2010, 180,000 shares of restricted Common Stock, of the 200,000 shares of Common Stock originally issued on March 25, 2009 subject to performance vesting, vested based upon the Issuer’s Human Resource and Compensation Committee’s conclusion regarding the 90% achievement of the underlying performance target for fiscal year 2009. In connection with this vesting, Mr. Bergren forfeited 20,000 shares representing 10% of the performance target unachieved and 79,560 shares to settle tax withholding requirements, receiving 100,440 net shares of Common Stock.
ITEM 4. PURPOSE OF TRANSACTION
The purpose of the transactions was for the Issuer to incentivize Mr. Bergren to attain certain performance targets identified by the Issuer, to retain Mr. Bergren as an executive of the Issuer, and to align Mr. Bergren’s interests with the interests of the Issuer’s shareholders.
Mr. Bergren and the Issuer are parties to an Employment Agreement dated as of August 24, 2004, which was amended by First Amendment to Employment Agreement dated as of May 1, 2005, Second Amendment to Employment Agreement dated as of May 23, 2006, Third Amendment to Employment Agreement dated as of July 19, 2007, and Fourth Amendment to Employment Agreement dated as of March 18, 2009 (collectively, the “Employment Agreement”).
Mr. Bergren has no plans or proposals at the current time that relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

CUSIP No.	09776J101
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) Mr. Bergren beneficially owns, as of the date hereof, in the aggregate, 1,075,613 shares of the Common Stock of the Issuer, constituting 6.81% of the outstanding shares. This amount includes (i) an option to purchase 125,000 shares of Common Stock at an exercise price of $13.05 per share, which option is immediately exercisable as of the date hereof and expires on August 23, 2014, (ii) an option to purchase 95,000 shares of Common Stock at an exercise price of $20.44 per share, which option is immediately exercisable as of the date hereof and expires on July 6, 2012, (iii) 100,000 shares of restricted Common Stock that will vest on February 1, 2011, provided that Mr. Bergren is still an employee of the Issuer; (iv) 200,000 shares of restricted Common Stock that will vest on February 5, 2012, provided that Mr. Bergren is still an employee of the Issuer; (v) 100,000 shares of performance-based restricted Common Stock that will vest, in whole or in part, on January 29, 2011, based upon the achievement of specified performance objectives and if Mr. Bergren is still an employee of the Issuer; (vi) 100,000 shares of performance-based restricted Common Stock that will vest, in whole or in part, on January 28, 2012, based upon the achievement of specified performance objectives and if Mr. Bergren is still an employee of the Issuer, and (vii) 355,613 shares of Common Stock owned directly by Mr. Bergren.
(b) Mr. Bergren has the sole power to vote 1,075,613 shares of Common Stock based on his beneficial ownership of such shares, which includes all items listed in subsection (a) above, 500,000 shares of which are held subject to restrictions, with vesting based on time or achievement of performance targets with respect to the Issuer. Mr. Bergren has the sole power to dispose of 575,613 shares of Common Stock, which includes items (i), (ii) and (vii) in subsection (a) above.
(c) During the past sixty days, Mr. Bergren acquired 400,000 shares of Common Stock through the issuance of restricted Common Stock pursuant to the Employment Agreement.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
See the description of the Employment Agreement set forth in Item 4.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
The exhibits listed on the Index of Exhibits of this Statement are incorporated by reference to a previously filed document.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2010 Date
/s/ Byron L. Bergren
Signature

Byron L. Bergren
Name

CUSIP No.	09776J101

INDEX OF EXHIBITS

Exhibit No.	Description	Location in Issuer’s Filings with the SEC
1	Employment Agreement with Byron L. Bergren	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 31, 2004

2	Amendment No. 1 to Employment Agreement with Byron L. Bergren	Exhibit 10.5(b) to the Annual Report on Form 10-K for the fiscal year ended January 29, 2005

3	Amendment No. 2 to Employment Agreement with Byron L. Bergren	Exhibit 99.1 to the Current Report on Form 8-K filed on May 26, 2006

4	Amendment No. 3 to Employment Agreement with Byron L. Bergren	Exhibit 10.1 to the Current Report on Form 8-K filed on July 19, 2007

5	Amendment No. 4 to Employment Agreement with Byron L. Bergren	Exhibit 10.1 to the Current Report on Form 8-K filed on March 20, 2009

6	Restricted Stock Unit Agreement with Byron L. Bergren	Exhibit 10.2 to the Current Report on Form 8-K filed on June 26, 2006 (“6/26/06 Form 8-K”)

7	Restricted Stock Agreement with Byron L. Bergren	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended August 4, 2007 (“8/4/07 Form 10-Q”)

8	Restricted Stock Agreement with Byron L. Bergren	Exhibit 10.3 to the 8/4/07 Form 10-Q

9	Restricted Stock Agreement with Byron L. Bergren	Exhibit 10.1 to the Current Report on Form 8-K filed on March 27, 2008

10	Restricted Stock Agreement with Byron L. Bergren	Exhibit 10.5(e) to the Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (“2008 Form 10-K”)

11	Restricted Stock Agreement with Byron L. Bergren	Exhibit 10.5(f) to the 2008 Form 10-K